Exhibit 1

British American Tobacco p.l.c.

28 April 2022

AGM 2022

Chairman’s address

Good morning ladies and gentlemen. Welcome to BAT’s 2022 Annual General Meeting.

This is the first time we have been able to meet in person since 2019. This was before the COVID-19 pandemic, before the restrictions and lockdowns, and before all the consequences this virus has had on people and businesses around the world.

And three years ago, few people would have imagined the prospect of conflict unfolding so close to home, as it has with such devasting effect in Ukraine.

We continue to follow developments in Ukraine with deep concern. First and foremost, our thoughts are with everyone affected by this conflict. Our priority remains the safety and wellbeing of our people in Ukraine and across the wider region.

We are providing all the support and assistance we can to our colleagues. This includes relocation and temporary accommodation as well as financial support. This constitutes a significant commitment to support humanitarian efforts. Our businesses bordering Ukraine also continue to provide assistance to the humanitarian relief effort.

We join together as one company to call on all leaders and governments to find a peaceful and sustainable resolution to this tragic conflict, and to do so through the power of dialogue and diplomacy.

The efforts of our people during this international crisis and that of the pandemic have been nothing short of extraordinary. They have worked tirelessly to deliver strong results across the business in 2021 and are continuing to do so this year.

2021 was undeniably a pivotal year for BAT. A year of accelerated delivery, important strategic progress and continued transformation.

Three years ago, Jack and his management team set a very clear trajectory for the Group. A direction defined by our purpose to reduce the health impact of our business by offering a greater choice of enjoyable and less risky♢† products to consumers while also reducing our environmental and social impacts. This continues to be underpinned by key metrics designed to demonstrate the speed and scale of BAT’s transformation. For example:

●	Last year we generated over £2 billion in New Category revenues, ensuring we are on track to meet our 2025 target of £5 billion;

●	Having increased our consumer base of non-combustible products** by 4.8 million to 18.3 million, we are on track to reach 50 million consumers of non-combustible products by 2030; and

●	Since 2017, we have reduced our Scope 1 and 2 carbon emissions by over 42% as we aim for carbon neutrality across our operations by 2030 and net zero across our value chain by 2050.

The progress we have made on these important targets form part of our ongoing transformation as a business.

Of course, this transformation will not happen overnight, yet the progress we have made, and are making, is substantial. It is remarkable that non-combustible products now account for 12% of Group revenue, up from just 4% in 2017.

Indeed, it is also the case that in some focus markets, such as Japan, Sweden and the UK, around 40% of our revenue now comes from non-combustible products.

As we have a very clear purpose of reducing the health impact of our business, I am often asked ‘why don’t you just stop selling cigarettes?’. To my mind, this is a very clear yet complex issue.

Beyond the contribution of combustible value streams to drive our portfolio transformation, we have witnessed first-hand the unintended consequences of a de-facto sales ban. In South Africa, for example, the market simply turned to illicit traders to fulfil consumer demand. The result being that funds are diverted away from Government and public services as illicit products step in to meet demand, and states’ tax revenue completely dries up.

As a consequence, our aim is to actively encourage consumers to migrate to less risky♢† products in our multi-category portfolio.

Driving value from our combustibles business remains a priority to fund the investment in our New Category products and in the science behind them, in order to deliver greater progress on tobacco harm reduction.

In addition, through our combustible products, we also make smokers aware of our New Category portfolio. In 2021, one billion packs of our combustible products included information about our New Category alternatives to proactively encourage adult smokers to switch.

Unfortunately, many governments around the world have yet to sufficiently enact clear policies. Policies that would encourage those 1.1 billion adults globally who continue to smoke to switch completely to scientifically substantiated, reduced-risk♢† alternatives.

We call on regulators and policy makers to implement harm reduction policies that would provide adult consumers with access to less risky♢† alternatives to smoking.

Of course, delivering sustainable shareholder value is another core component of Group strategy. In tandem with growing the business, much work has been done to deleverage the balance sheet and generate cash. We continue to be highly cash generative and expect to deliver cumulative free cashflow of around £40 billion pre dividends over the next five years. Success in this area over recent years provides the flexibility to adopt a more active capital allocation framework to deliver long-term value for shareholders. This includes:

●	Continuing to grow the dividend;

●	Maintaining our target leverage corridor of 2-3x adjusted net debt / adjusted EBITDA;

●	Exploring potential bolt-on M&A opportunities; and

●	Deploying share buybacks to enhance shareholder returns.

The Board will prioritise capital allocation opportunities each year in-line with this longer-term active capital allocation framework, while continuing to take into account macro and fiscal influences, as well as potential regulatory and litigation outcomes.

As a first step, shareholders will have seen that we announced a dividend increase in 2021 of 1.0% to 217.8p and a £2 billion share repurchase programme for 2022.

OUTLOOK

Turning to our 2022 outlook, I am pleased to say that the business continues to perform well in the context of a challenging macro backdrop, as we are building on our strong momentum from 2021, a pivotal year in our transformation journey.

On 9 March we announced that we had suspended all business and manufacturing operations in Ukraine. On 11 March, following a review of our presence in Russia, we concluded that BAT’s ownership of the business in Russia was no longer sustainable in the current environment. As a result, we have initiated the process to rapidly transfer our Russian business in full compliance with international and local laws.

As announced on 11 March, we considered it prudent to revise our 2022 guidance in light of the continuing uncertainty related to Ukraine and Russia and the possible indirect impact on the rest of the Group, including inflationary pressures on our supply chain and on consumers.

Accordingly, we continue to expect full year constant currency Group revenue growth of 2% to 4% and mid-single figure constant currency adjusted* diluted EPS growth, with growth second-half weighted.

We are continuing to make strong progress in our drive for a step change in New Categories. Let me highlight a few recent achievements:

●	Our consumer base of non-combustible products increased by a further 1.1 million, to 19.4 million in Q1 2022.

●
In vapour, we continued to further strengthen our global value share leadership position, with overall year-to-date value share up 1 percentage point, to 35.9%, versus Full Year 2021. Vuse in the U.S. is now value leader in 31 States, up from 26 at the end of 2021.

●	In THP, glo continues to gain strong traction, driven by the success of glo Hyper, growing category volume share*** 1.1 percentage points to reach 19.2% year-to-date.

●	In modern oral, Velo’s year-to-date volume share of the category is now 32.9%, as we continue to extend our leadership position in Europe.

This continued strong momentum demonstrates the power of our multi-category strategy. As we enter our period of faster transformation, New Category performance will be an increasingly important driver of Group growth. In addition, while we are continuing to increase investment in our transformation, we also expect Group profit growth to be driven by further reductions in New Category losses.

This strong performance is supported by our continued focus on value through combustibles, with year-to-date value share up 10bps. We are also well on track to deliver at least £1.5bn of annualised savings from our simplification programme Quantum by the end of 2022.

In the U.S., year-to-date value share is up 20bps, with year-to-date volume reflecting the unwinding of prior year inventory movements, as previously announced. The outlook for industry volume remains difficult to forecast given rapidly rising gas prices, ongoing macro uncertainties and a strong prior year comparator.

At BAT we support regulation that is clearly founded on scientific evidence and which considers all unintended consequences. Regarding the FDA’s upcoming response to the menthol Citizen Petition on regulatory product standards in the U.S., it is clear that any such regulation would be highly complex and could take many years to define and implement.

With respect to our medium-term guidance, we remain confident of delivering 3-5% constant currency Group revenue growth, and high-single figure EPS growth, along with delivering on our target of £5 billion New Category revenue, and achieving profitability by 2025.

Turning to the composition of our Board, I am delighted to welcome Krishnan Anand, who joined the Board as an independent Non-Executive Director and member of the Nominations and Remuneration Committees on 14 February 2022.

I would also like to thank Dr Marion Helmes who will be standing down as a Non-Executive Director at the conclusion of this Annual General Meeting, having served on the Board since 2016.

Ladies and gentlemen, before we move to the Resolutions, let me thank my fellow Directors on the Board, our Chief Executive, Jack Bowles and his management team, along with colleagues around the world for their outstanding contribution to delivering a strong set of results in 2021.

It is through their hard work, resilience and focus in very testing conditions that BAT is so well positioned to continue generating sustainable value growth for shareholders and A Better TomorrowTM for all stakeholders in the years ahead.

I am very proud of our teams across the world and very proud to be the Chairman of BAT.

Notes:

Year-to-date market share data is at end of February 2022.

* On an adjusted constant currency basis. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.

** The number of consumers of non-combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of non-combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilizing studies conducted by third parties including Kantar).

The number of non-combustible products consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in non-combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the non-combustibles portfolio.

*** Volume share: The number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorization. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral or cigarette. Corporate volume share is the share held by BAT Group/Reynolds (US region). Value share: The retail sales value of the product sold as a proportion of total retail sales value in that category. Premium share: The retail sales volume of the premium product sold as a proportion of total retail sales volume of premium products in that category. Nicotine share: The retail sales volume of the nicotine product sold as a proportion of total nicotine product volume in that category. Exit share: The retail sales volume of the product sold as a proportion of total retail sales volume in that category at a specific period point in time.

♢ Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk-free and are addictive.
† Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

Forward-Looking Statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

In particular, these forward-looking statements include, among other statements, certain statements under the heading “OUTLOOK”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.